Hogan Lovells US LLP
Tabor Center, Suite 1500
1200 Seventeenth Street
Denver, Colorado 80202
T 303.899.7300
F 303.899.7333
www.hoganlovells.com

August 6, 2012

Via EDGAR and Overnight Courier

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Lyn Shenk
Patrick Kuhn
Joe Foti

Re:	Regal Entertainment Group
Form 10-K for Fiscal Year Ended December 29, 2011
Filed February 27, 2012
File No. 001-31315

Comment letter dated July 23, 2012

Dear Mr. Shenk:

On behalf of Regal Entertainment Group (“Regal” or the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter (the “comment letter”) to David Ownby, Executive Vice President, Chief Financial Officer and Treasurer of Regal, dated July 23, 2012, regarding the Company’s Form 10-K for the fiscal year ended December 29, 2011 (File No. 001-31315), as filed with the Commission on February 27, 2012.  The Company’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the comment letter.  The responses provided herein are based on discussions with, and information furnished by, the Company and its advisors, as applicable.

Management’s Discussion and Analysis

Significant Events and Fiscal 2012 Outlook, page 31

1.                                       Comment:  We note your disclosure that you opened three new theatres with 43 screens and closed 15 theatres with 127 screens ending the fiscal year 2011 with 527 theatres and 6,614 screens. In regards to the closing of 15 theatres, please completely and clearly tell us how you considered ASC 350-20-35-52 in determining any gain or loss on the disposal of those theatres. In addition, please specifically expand your goodwill accounting policy (note 2, page 63) to disclose how you allocate goodwill on a disposal of all or a portion of a reporting unit in determining the gain or loss on disposal.

Response: As part of our ongoing business strategy to actively manage our asset base, we may, from time to time, elect to close certain theatres. We operated 6,614 screens in 527 theatres in 37 states and the District of Columbia as of December 29, 2011. During fiscal year 2011, we closed 15 theatres, almost all of which were underperforming theatres. Substantially all of these theatre closures were for normal lease expirations, the sale of fee

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  Hogan Lovells refers to the international legal practice comprising Hogan Lovells US LLP, Hogan Lovells International LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses with offices in:  Abu Dhabi   Alicante   Amsterdam   Baltimore   Beijing   Berlin   Boulder   Brussels   Caracas   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong Kong   Houston   London   Los Angeles   Madrid   Miami   Milan   Moscow   Munich   New York   Northern Virginia   Paris   Philadelphia   Prague   Rome   San Francisco   Shanghai   Silicon Valley   Singapore   Tokyo   Ulaanbaatar   Warsaw   Washington DC   Associated offices: Budapest   Jeddah   Riyadh   Zagreb

properties or for the temporary closure of an existing location in anticipation of a replacement theatre.  Additionally, we did not exit or substantially reduce our presence in any of our reporting units (i.e., the designated market areas in which the Company conducted its theatre operations as of and for the year ended December 29, 2011) containing goodwill.  The proximity of our theatres to one another in many markets will often result in the “migration” or a shift in the attendance and box office revenues from our closed theatres to other nearby Regal theatres within the same reporting unit. Additionally, at the end of the lease term or abandonment date, it is common practice to reassign affected employees to other nearby Regal locations, when practicable and remove and either dispose of or transfer all theatre-related equipment to other locations.  It should be noted that substantially all our leases contain provisions either requiring or permitting us to remove all such theatre-related equipment and return the building to the landlord in “broom clean” condition.  Disposed theatre assets consist primarily of abandoned leasehold improvements and older equipment, some of which may become obsolete in the near term.

We have considered the guidance in ASC 350-20-35-52 through 350-20-35-57, which requires that when a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal. We have additionally considered the guidance in ASC 805-Business Combinations, ASC 805-10-55-4 through 805-10-55-9 and FAS 141(R): Business Combinations, paragraphs A4-A9 in Appendix A, when evaluating the definition of a business. Based on our evaluation, we concluded that the disposed set of assets did not constitute a business as defined by either ASC 805-10-55-4 or FAS 141 (R), paragraph A4 in Appendix A for the reasons set forth below.

We note that ASC 805-10-20, Glossary, defines a business as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. Additional guidance on what a business consists of is presented in paragraphs 805-10-55-4 through 55-9.” Further, ASC 805-10-55-4 states that: “a business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.               Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangibles assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.              Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs.  Accounting, billing, payroll, and other administrative systems are typically not processes used to create outputs.

c.               Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

According to ASC 805-10-55-5, “To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements - inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.”

We advise the Staff that as a part of our theatre closure activities, certain long-lived assets and older theatre equipment were disposed of, leases were exited and a portion of our theatre employees were terminated. We do not believe this disposed set of assets constitutes a business as further defined by ASC 805-10-55-5, as it does not contain the inputs and processes necessary to apply to those inputs, which together were or would have been used to create outputs, as follows:

Input. (long-lived assets, including intangible assets or rights to the use of long-lived assets; intellectual property; the ability to obtain access to necessary materials or rights; employees) - As noted above, the inputs disposed of as a part of our theatre closures in fiscal 2011 represented primarily leasehold improvements and lease arrangements, and did not include a significant portion of the inputs used in our revenue generating activities such as the following:

•                  our tradename (which has high brand recognition),

•                  our ability to purchase and distribute an assortment of concession products in an efficient and cost effective manner,

•                  our ability to effectively negotiate the settlement of film rentals with vendors,

•                  our ability to procure state-of-the art digital theatre equipment and supplies cost efficiently,

•                  our contracts with business partners such as Fandango, RealD and IMAX,

•                  our intellectual property and industry knowhow/experience,

•                  our participation in strategic partnerships with various joint venture partners, including National CineMedia, DCIP and Open Road Films, and

•                  our retention of key employees of closed theatres which transferred to other Regal theatres.

Process. (the existence of systems, standards, protocols, conventions, or rules that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes) - The assets disposed of as a part of our theatre closures in fiscal 2011 did not include the disposal of any of the systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations. For example, we retained our point-of-sale software, operational processes and intellectual property/employee know-how, procurement and distribution management processes.

Output. (the result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants) - Because the inputs and processes retained are significant, we believe that the disposed set of assets is not capable of generating outputs to obtain access to customers that purchase the outputs of the transferred set.

On the date of closure, we evaluate whether a portion of the reporting unit being disposed of constitutes a business. Under ASC 805-10-55-5, a transferred set of activities and assets fails the definition of a business if it does not include two essential elements-inputs and processes applied to those inputs, which together are or will be used to create outputs. We believe that the inputs and processes retained by Regal (e.g. customer retention, tradename, JV relationships, key employees, equipment, intellectual property, operational systems and procurement and distribution processes) are significant missing elements, and the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing elements would be significant. As a result of the significant missing elements described above, we conclude the closed theatres on the date of abandonment do not constitute a business. Therefore, the theatre closures had no impact on the goodwill recorded for our reporting units.

Lastly, pursuant to the Staff’s request, the Company will add the following information to its goodwill accounting policy in future Company filings with the Commission beginning with the Company’s 2012 Form 10-K:

“As part of the Company’s ongoing operations, we may close certain theatres within a reporting unit containing goodwill due to underperformance of the theatre or inability to renew our lease, among other reasons. Additionally, we generally abandon certain assets associated with a closed theatre, primarily leasehold improvements. Under ASC Topic 350, Intangibles — Goodwill and Other, when a portion of a reporting unit that constitutes a business is disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal. We evaluate whether the portion of a reporting unit being disposed of constitutes a business on the date of closure. Generally, on the date of closure, the closed theatre does not constitute a business because the Company retains assets and processes on that date essential to the operation of the theatre. These assets and processes are significant missing elements impeding the operation of a business.  Accordingly, when closing individual theatres, we generally do not include goodwill in the calculation of any gain or loss on disposal of the related assets.”

Consolidated Statements of Cash Flows, page 58

2.                                       Comment:  Reference is made to the financing activities section where you report net payments on long-term obligations. It is unclear why you report the cash inflows and cash outflows on long-term debt obligations on a net (and not a gross) reporting basis. Please note that the guidance in ASC Topic 230-10-45-14(b) and 230-10-45-15(b) for financing activities provide separate reporting of cash inflows on proceeds from issuing short or long-term borrowings and cash outflows on repayments of amounts borrowed. It appears from the guidance in ASC Topics 230-10-45-8 and 230-10-45-9 that the only exception for net reporting of cash flows on debt agreements is where the maturity of debt is short and specifically where the original maturity of the liability (debt) is three months or less. Therefore, please consider the guidance above and separately report cash inflows and cash outflows on long-term borrowing proceeds and repayments where the original maturity of the debt is longer than three months, as applicable.

Response:  While the Company believes that the gross cash inflows and cash outflows associated with our February 2011 permitted secured refinancing of the Term Facility in the amount of $1,006.0 million are fully disclosed in Note 5 of the Company’s 2011 Form 10-K (beginning on page 81), we acknowledge and conceptually agree with the Staff’s comment that the financing activities section of our consolidated statements of cash flows should also reflect the cash inflows and outflows on a gross reporting basis.  Accordingly, the Company respectfully proposes to report such cash inflows and cash outflows on long-term debt obligations on a gross reporting basis in future Company filings with the Commission.

Notes to Consolidated Financial Statements

Note 4: Investments

Investment in National CineMedia, LLC, page 74

3.                                       Comment:  From your disclosure in the last complete paragraph on page 76, we note that the “Additional Investments Tranche” is accounted for separately from the “Initial Investment Tranche.” We also note that the Additional Investments Tranche pertain to the common unit changes (increases or decreases) resulting from the annual adjustment provisions of the Common Unit Adjustment Agreement through a formula primarily based on increases or decreases in the number of theatre screens operated and theatre attendance generated by each joint venture partner. It appears that you have received additional common units in each of the annual periods. However, it is unclear how you would account for non-cash decreasing common unit adjustments in the event that you surrender common units to National CineMedia, LLC (“NCM”) and it decreases your investment in NCM. As the units surrendered would appear specifically identifiable as Additional Investments Tranche common units and you account for this investment separately from the Initial Investment Tranche common units, please tell us if the gain or loss on disposition (surrender) of common units that results in the reduction of your NCM investment would be based on the weighted average cost of solely the Additional Investment Tranche common units. As the weighted average cost of the Additional Investments Tranche is materially different than the Initial Investment Tranche which currently has a zero cost basis (as disclosed on page 75), the impact of a gain or loss on the disposition of common units can be significant. Therefore, please advise us completely and clearly and expand your disclosure in note 4 to address how you would account for non-cash decreasing common unit adjustments in the event that you surrender common units to NCM and it decreases your investment in NCM. Please advise and revise accordingly.

Response:  Since the formation of National CineMedia, in connection with the adjustment provisions of the Common Unit Adjustment Agreement, the Company has not yet been required to surrender common units to National CineMedia.  As a result, the Company has not disclosed its accounting policy specific to this potential event.  Notwithstanding, the Company acknowledges and agrees with this Staff comment and respectfully proposes to disclose how we would account for non-cash decreasing common unit adjustments associated with our investment in NCM in future Company filings with the Commission beginning with the Company’s 2012 Form 10-K.  By way of example, we plan to modify the current disclosure appearing on page 76 of the Company’s 2011 Form 10-K to describe the Company’s accounting treatment in the event that we surrender common units to NCM as follows (new disclosure underlined below):

“Pursuant to our Common Unit Adjustment Agreement, from time to time, common units of National CineMedia held by the joint venture partners will be adjusted up or down through a formula primarily based on increases or decreases in the number of theatre screens operated and theatre attendance generated by each joint venture partner. The common unit adjustment is computed annually, except that an earlier common unit adjustment will occur for a joint venture partner if its acquisition or disposition of theatres, in a single transaction or cumulatively since the most recent common unit adjustment, will cause a change of two percent or more in the total annual attendance of all of the joint venture partners. In the event that a common unit adjustment is determined to be a negative number, the joint venture partner shall cause, at its election, either (a) the transfer and surrender to National CineMedia a number of common units equal to all or part of such joint venture partner’s common unit adjustment or (b) pay to National CineMedia, an amount equal to such joint venture partner’s common unit adjustment calculated in accordance with the Common Unit Adjustment Agreement.  If the Company elects to surrender common units as part of a negative common unit adjustment, the Company would record a reduction to deferred revenue at the then fair value of the common units surrendered and a reduction of the Company’s Additional Investments Tranche at an amount equal to the weighted average cost for the Additional Investments Tranche common units, with the difference between the two values recorded as a non-operating gain or loss.”

Specific questions or comments regarding these matters may be addressed to David Ownby, Executive Vice President, Chief Financial Officer and Treasurer at (865) 925-9517 or David.Ownby@regalcinemas.com.

Sincerely,

/s/ Keith A. Trammell
Keith A. Trammell

Partner

keith.trammell@hoganlovells.com

+1 303 454 2427

cc:           Regal Entertainment Group

Statement of Regal Entertainment Group

August 6, 2012

Re:	Regal Entertainment Group Form 10-K for Fiscal Year Ended December 29, 2011 Filed February 27, 2012 File No. 001-31315

Regal Entertainment Group (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission (the “Commission”) staff on the above referenced filing, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

REGAL ENTERTAINMENT GROUP

By:	/s/ David Ownby
David Ownby
Executive Vice President, Chief Financial Officer and Treasurer